

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 1, 2006

Mail Stop 7010

By U.S. Mail and facsimile (561) 514-3866

Alex P. Marini
Chief Executive Officer and President
Jacuzzi Brands, Inc.
777 South Flagler Drive, Suite 1100-West
West Palm Beach, Florida 33401

> **Re: Jacuzzi Brands, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2006**
> **File No. 1-14557**

Dear Mr. Marini:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise.

Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

What if I don't vote for some or all. . . , page Q-4

2. Please revise your disclosure with respect to the first bullet point. This seems to contradict your disclosure on the previous page where you state in the third full paragraph that "abstentions and broker non-votes will have the same effect as a vote 'against' the adoption of the merger."

Summary

3. Please revise to disclose the anticipated aggregate amount of consideration that will be paid for outstanding shares of common stock, options, and awards.

Opinion on the Company's Financial Advisor, page 3

4. Please disclose in this section the fee that you will pay to Lazard Frères & Co . We note that it is contingent upon the consummation of the merger from your disclosure on page 29.

Financing, page 3

5. Please disclose whether there are now any binding agreements in place to finance the equity financing payment from Apollo and its affiliates, such that financing is assured. If financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing. See Instruction 2 to Item 14 of Schedule 14A.

Solicitation of Proxies, page 12

6. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

The Merger, page 14
Background of the Merger, page 15

7. Please expand your discussion to address the reasons why the company asked Lazard to undertake a review of potential alternatives, including sale scenarios, in December 2004.

8. We note reference to various increases and decreases in your performance during the course of your negotiations with Apollo and twelve additional parties between October 2004 and October 2006. Please expand your discussion of the background of the merger to disclose in greater detail the financial circumstances affecting the company during the course of your negotiations, as well as the effect such circumstances had on negotiations.

9. Please expand your discussion throughout as to why the board decided to pursue a cash merger as opposed to other strategic alternatives. See Regulation M-A, Item 1004(a)(2)(iii).

10. Please confirm that Parties A through L are not affiliates of yours and that they, or persons associated with them, did not have a direct interest in any of their contacts with you. See Schedule 14A, Item 14(b)(7).

11. We note your reference to a standstill agreement with your largest stockholder, Southeastern Asset Management, Inc. (SAM), as well as your discussion of SAM's "strong opposition to the transaction" and the possibility of litigation with SAM to enforce the standstill agreement as Mr. McAtee's explanation for his abstention. With a view toward disclosure, please augment your discussion of your negotiations with SAM to address the specific terms of the standstill agreement, particularly conditions relating to enforceability of the agreement, and the applicability of such terms o the conduct of your negotiations.

Opinion of the Company's Financial Advisor, page 25

12. Please provide for staff review all materials prepared by Lazard and provided to Jacuzzi's board, or their representatives. Provide the board book and all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

13. We note your projections summary disclosure on page 24 regarding financial forecasts provided to Apollo and Lazard on September 22, 2006. Please provide us supplementally with complete copies of these projections and all other financial information you prepared for your financial advisor. Please revise your document to contain all forecasts provided to Apollo or, alternatively confirm that the disclosure on page 24 constitutes all material financial projections provided to Apollo or its affiliates. We may have further comment upon review of your response.

14. Please disclose the basis for Lazard's assumption that the financial projections relating to you were reasonably prepared. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and

completeness, this financial information and whether the board found Lazard's reliance upon those materials to be reasonable.

15. We note your statement on page 26 that Lazard has no responsibility for updating or revising its opinion based upon circumstances arising after the date of its opinion. Please disclose, if true, that no updated opinion will be obtained.

Discounted Cash Flow Analysis, page 26

16. Please revise your disclosure to discuss the basis for the perpetual growth rate used in this analysis, as well as the method by which Lazard selected public companies to calculate the applicable discount rate. Please disclose if companies meeting the criteria established by Lazard were excluded from its determination of the applicable discount rate. Please also address the advantages and disadvantages of calculating the discount rate based on an analysis of such selected companies as opposed to Jacuzzi Brands (or the Company's Jacuzzi Bath division and the Zurn business) as well as the basis for Lazard's use of data derived from other companies here.

Present Value of Future Stock Price, page 27

17. Please expand your disclosure to address how Lazard determined the applicable price-to-earnings per share multiples and discount rate, including the selection of industry comparables and why such rate differs from that used in the discounted cash flow analysis.

Public Market Comparables Sum-of-the Parts Analysis, page 27

18. Please briefly state the basis for Lazard's determination that the companies selected have operations that are "reasonably similar" to your segments as well as whether any publicly traded companies meeting this similarity criterion were excluded from the analysis. If any such companies were excluded, disclose Lazard's reasons for excluding them from the analysis. Please also revise to explain how Lazard calculated the 12-month EBITDA multiples for each division and for your unallocated corporate expenses.

Precedent Transactions Sum-of-the Parts Analysis, page 28

19. In addition to revising to provide disclosure regarding the selection of transactions "deemed relevant" and EBITDA multiples as requested in the preceding comment, please augment your discussion to disclose the reason the EBITDA multiples selected differ from those used in the public market analysis and specify the adjustments made to account for corporate expenses and legacy and cash liabilities.

Premiums Paid Analysis, page 29

20. Please consider providing the findings of this analysis in tabular form.

Miscellaneous, page 29

21. We note your disclosure in the second paragraph under the subsection regarding prior investment banking services provided by Lazard. Please revise to disclose the information required by Item 1015(b)(4) of Regulation MA.

Regulatory Matters, page 33

22. Please update information relating to regulatory approvals as applicable.

Proposal 1: The Merger Agreement, page 38

23. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders' votes.

Appraisal Rights, page 53

24. Please revise to disclose whether the written notice regarding effectiveness of the merger provided to stockholders who complied with Section 262 will also notify such dissenting stockholders of the date by which the statute requires them to exercise their appraisal rights.

Change of Control Severance Agreements with Executive Officers, page 57

25. We note your statements on page 33 and 70 concerning Mr. Marini's and Ms. Dreher's possible reduction in severance payments if found to be direct or indirect equity participants in the purchasing group. Please expand your discussion to address when, under their respective severance agreements, either individual may be considered to have such an interest as well as your determination as to whether either has such an interest in the proposed merger. We may have further comment based on your response.

Incorporation by Reference, page 80

26. We note your disclosure that the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in

the proxy statement not misleading. Please confirm your understanding. In addition, please revise include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

27. We note the statement that shareholders should not rely on the descriptions of or the actual representations and warranties in the merger agreement as statements of factual information. We also note your reference to other information in the proxy statement and public filings herein. Please revise to remove the implication that the referenced description or merger agreement does not constitute public disclosure under the federal securities laws. As currently drafted, the disclosure may still imply that the representations and warranties do not constitute public disclosure for purposes of the federal securities laws.

28. Please provide us with a list that briefly identifies the contents of all omitted schedules or any supplements to the merger agreement.

29. Revise to provide the undertaking required by Note D.2 to Schedule 14A.

<u>Proxy Card</u>

30. Please revise your discussion of proposal 1 to state the merger consideration.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John A. Bick (*via facsimile* 212/450-4800)
        Jeffrey M. Glasheen
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017